82 - 5204

RECEIVED

2007 MAR -7 A 10: 03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Regulatory 07021595

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Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	09:46 28-Feb-07
Number	PRNUK-2802

GKN plc

Directors' Interests in Shares

The following awards of conditional rights to 50p ordinary shares of GKN plc held by the Executive Directors of the Company under the GKN Long Term Incentive Plan have lapsed:

Director	Number of shares over which award lapsed	Total number of shares the subject of conditional awards following this notification
Sir Kevin Smith	223,970	463,280
Mr N M Stein	128,540	271,342

The following share options over 50p ordinary shares of the Company held by the Executive Directors of the Company under the GKN Executive Share Option Schemes have lapsed:

Director	Number of shares over which option lapsed	Total number of shares over which options held following this notification
Sir Kevin Smith	557,425	1,498,930
Mr N M Stein	452,323	763,037

The awards and options listed above have lapsed pursuant to the performance conditions attached to them.

G. Denham

Company Secretary

28 February 2007

PROCESSED

MAR 09 2007

THOMSON FINANCIAL

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